Man Group USA Inc.
Two World Financial Center, 27th Floor
New York, NY 10281-2700
Tel +1 212 566 9000
Fax +1 212 566 9418
www.mangroupplc.com

02034804

SUPPL

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

RECEIVED
JUN 10 2002
164

May 30, 2002

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

v\mb\ltr\Sec12s.doc

dlw 6/18

MB

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
We have been informed that Barclays PLC no longer has a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

2 Name of shareholder having a major interest:
Barclays PLC

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
A material interest of Barclays PLC and its subsidiary Barclays Bank PLC.

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:
N/A

5 Number of shares/amount of stock acquired:
N/A

6 Percentage of issued class:
N/A

7 Number of shares/amount of stock disposed:
Unknown

8 Percentage of issued class:
Unknown

9 Class of security:
Ordinary shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
27 May 2002

12 Total holding following this notification:
Unknown

13 Total percentage holding of issued class following this notification:
Unknown

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Peter Clarke

17 Date of notification:

28 May 2002

Additional Information:

NNNN

MB

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3764

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

Prudential plc

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Notifiable interest of Prudential plc

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MAGIM HSBC GIS Nominees Limited (UK) SALI	69,424 shares
Prudential Client HSBC GIS Nominees Limited (UK) PAC AC	10,034,713 shares
Prudential Client HSBC GIS Nominees Limited (UK) PHL AC	150,465 shares
Prudential Client HSBC GIS Nominees Limited (UK) PPL AC	559,155 shares
Prudential UK Index Tracker TS	1,489 shares
Roy Nominees 578079	64,485 shares
Roy Noms Ltd 578052	37,616 shares
Roy Noms Ltd 578141	125,627 shares
Roy Noms Ltd 578192	296,632 shares

5 Number of shares/amount of stock acquired:
679,960

6 Percentage of issued class:
0.25%

7 Number of shares/amount of stock disposed:
N/A

8 Percentage of issued class:
N/A

9 Class of security:
Ordinary shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
27 May 2002

12 Total holding following this notification:
11,339,606

13 Total percentage holding of issued class following this notification:
4.24%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:

020 7285 3764

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
28 May 2002

Additional Information:

NNNN

MB

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
We have been informed that Legal & General Investment Management Ltd has acquired a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

2 Name of shareholder having a major interest:
Legal & General Investment Management Limited

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
A material interest of the shareholder named in 2 above

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

HSBC GlobaL Custody Nominee (UK) Ltd A/c 775229	30,000 shares
HSBC Global Custody Nominee (UK) Ltd A/c 886603	727,780 shares
HSBC Global Custody Nominee (UK) Ltd A/c 775245	1,328,124 shares
HSBC Global Custody Nominee (UK) Ltd A/c 754612	34,000 shares
HSBC Global Custody Nominee (UK) Ltd A/c 252605	157,000 shares
HSBC Global Custody Nominee (UK) Ltd A/c 360509	227,856 shares
HSBC Global Custody Nominee (UK) Ltd A/c 770286	20,000 shares
HSBC Global Custody Nominee (UK) Ltd A/c 357206	6,110,846 shares
HSBC Global Custody Nominee (UK) Ltd A/c 130007	24,000 shares
HSBC Global Custody Nominee (UK) Ltd A/c 866203	238,974 shares
	8,898,580 shares

5 Number of shares/amount of stock acquired:
N/A

6 Percentage of issued class:
N/A

7 Number of shares/amount of stock disposed:
N/A

8 Percentage of issued class:
N/A

9 Class of security:
Ordinary shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
28 May 2002

12 Total holding following this notification:
8,898,580

13 Total percentage holding of issued class following this notification:

3.33%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Peter Clarke

17 Date of notification:
28 May 2002

Additional Information:

NNNN

m3

Schedule10 - Notification of Major Interests in Shares

Number of reports in announcement:
1

Company Name:
Man Group plc

Full Issuer Name:
Man Group plc

AVS Security Number:
Unknown

Release Date:
IMMEDIATELY

Release Time:
IMMEDIATELY

Embargo Details:

Telephone Confirmation of Release Required:
Yes

Contact Name:
Mr Barry Wakefield

Tel. No:
020 7285 3254

Announcement Given To Third Parties:
No

Amendment:
No

Headline:
Holding in company

Schedule 10 - Notification of Major Interests in Shares

1 Name of company:
Man Group plc

2 Name of shareholder having a major interest:

FMC Corp Group of Companies
Fidelity International Ltd Group of Companies

3 Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:
Non-beneficial interest

4 Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

MSS Nominees Limited	49,730 shares
Chase Nominees Limited	3,879,965 shares
RBS Trust Bank	611,670 shares
Bankers Trust	1,067,123 shares
Nortrust Nominees Ltd	666,970 shares
BT Globenet Nominees Ltd	136,300 shares
Citibank	67,270 shares
Bank of New York - Europe	98,100 shares
Northern Trust	846,000 shares
HSBC	317,680 shares
State Street Nominees Ltd	1,272,458 shares
Mellon Trust	328,369 shares
National Cities	29,700 shares
Royal Trust	19,400 shares
HSBC Client Holdings Nominee (UK) Ltd	4,933,801 shares
Nordea	4,300 shares
Bank of New York - London	411,944 shares
State Street Bank & Trust	558,815 shares
NAB - Australia	71,648 shares
Mellon Bank	81,750 shares
Credit Suisse	5,100 shares
KAS Associatie	25,850 shares
RBS - Edinburg	31,330 shares
Bank of Bermuda	56,540 shares
National Australia Bank	3,700 shares
Deutsche Bank AG, London	32,500 shares
Mitsubishi Trust	6,900 shares
Chuo Trust Bank	8,800 shares
JP Morgan	189,208 shares
Brown Brothers Harriman	8,800 shares
Mellon Nominees Ltd	45,800 shares
Chase Manhattan Bank London	69,438 shares
Morgan Stanley	21,000 shares
Unknown	38,329 shares

5 Number of shares/amount of stock acquired:
N/A

6 Percentage of issued class:

N/A

7 Number of shares/amount of stock disposed:
498,119

8 Percentage of issued class:
0.18%

9 Class of security:
Ordinary Shares of 10p each

10 Date of transaction:
Unknown

11 Date company informed:
27 May 2002

12 Total holding following this notification:
15,996,228

13 Total percentage holding of issued class following this notification:
5.98%

14 Contact name for queries:
Mr Barry Wakefield

15 Contact telephone number:
020 7285 3254

16 Name of company official responsible for making notification:
Mr Peter Clarke, Company Secretary

17 Date of notification:
28 May 2002

Additional Information:
The notifiable interests also comprise the notifiable interest of Mr Edward C Johnson 3rd, a principal shareholder of FMR Corp and Fidelity International Limited.

The notifiable interests include interests held on behalf of authorised Unit Trust Schemes in the UK notwithstanding the exemption from reporting pursuant to S.209 (1) (h) of the Companies Act 1985.

NNNN